TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2013 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

* Revenue increased 3.5 percent quarter over quarter
* Maritime’s operating profit and margins improved quarter over quarter
* Offshore fleet utilization at 96 percent

(Mexico City, May 16, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the first quarter of 2013.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In the 2013 first quarter, the Company’s offshore business continued to excel with 95.7 percent utilization, which produced increased revenue and operating profit in the 2013 first quarter compared to the 2012 first quarter. Likewise, Ports and Terminals revenue and operating profit improved in the current period compared to last year, mainly due increased auto exports at Acapulco, particularly South America bound, and to higher volumes at maintenance and repair.”

Serrano concluded, “We continue to work on several projects to grow TMM. Although this has taken longer than we originally anticipated, we estimate providing an update to our shareholders in the second half of 2013.”

FIRST-QUARTER 2013 OPERATING AND FINANCIAL RESULTS
Compared to the same period of last year, consolidated revenue in the 2013 first quarter increased 3.5 percent due to higher revenue at Maritime and Ports. First-quarter 2013 consolidated operating profit was $46.4 million pesos, declining 21.5 percent from $59.1 million pesos recorded in the first quarter of 2012.

Other income net was $10.5 million pesos in the 2013 first quarter and mainly included $5.9 million pesos in cash dividends from affiliates and $1.6 million pesos in net tax recoveries. In the 2012 first quarter, other income net of $27.5 million pesos included $28.7 million pesos in cash dividends from affiliates, offset by a $1.3 million peso reserve for expenses associated with an arbitrage at the Maritime division.

Excluding other income net in both reported periods, consolidated operating profit in the 2013 first quarter was $35.9 million pesos, improving 13.6 percent from $31.6 million pesos in the 2012 first quarter.

Consolidated EBITDA in the 2013 first quarter was $203.7 million pesos compared to $213.6 million pesos in the 2012 first quarter.

Maritime revenue improved 4.8 percent in the 2013 first quarter compared to the same period last year, mainly due to a 7.9 percent revenue increase at offshore, due to higher average daily tariffs, to having two additional vessels in the fleet and to improved utilization, which grew from 92.4 percent in the 2012 first quarter to 95.7 percent in the 2013 reported quarter. Additionally, parcel tanker revenue improved 26.1 percent due to higher volumes, and harbor towage revenue grew 9.3 percent due to an improved revenue mix attributable to the Liquefied Natural Gas, or LNG, services.

This revenue improvement was partially offset by a 20.7 percent revenue decrease at product tankers, mainly attributable to having one unemployed vessel in the 2013 first quarter and to certain offhire days in between short-term contracts of another tanker. Also, in the 2013 first quarter, shipyard revenue declined 5.2 percent due to previously scheduled services that were deferred to the second quarter.

Maritime operating profit improved 16.8 percent in the 2013 first quarter compared to the same period of last year mainly due to revenue increases at offshore and harbor tugs. Likewise, in the 2013 first quarter, operating margin increased to 20.8 percent from 18.6 percent in the 2012 first quarter.

Maritime’s EBITDA for the 2013 first quarter grew 9.2 percent to $257.4 million pesos compared to $235.8 million pesos in the 2012 first quarter. EBITDA margin at Maritime also improved in the 2013 first quarter to 46.4 percent compared to 44.6 percent in the 2012 first quarter.

Ports and Terminals revenue grew 27.2 percent in the 2013 first quarter compared to the same period of 2012. This increase was mainly due to revenue improvements at the automotive segment, at the auto handling segment in Acapulco and at maintenance and repair, as a result of higher volumes comparing the 2013 first quarter with the 2012 first quarter.

Ports and Terminals operating profit increased 37.9 percent in the 2013 first quarter compared to the 2012 first quarter, largely due to profit improvements at Acapulco and at maintenance and repair, specifically at the Veracruz, Manzanillo and Altamira facilities.

Logistics revenue fell 9.1 percent and operating losses increased mainly at the trucking and warehousing business in the 2013 first quarter compared to the 2012 first quarter.

DEBT
As of March 31, 2013, TMM’s total net debt was $9,891.7 million pesos. In the 2013 first quarter, the Company paid approximately $395.0 million pesos of its Trust Certificates debt, including a capital prepayment of $5.0 million pesos. Of TMM’s total debt, only $239.1 million pesos, or 2.4 percent, is short term.

Total Debt*
– millions of pesos –

	As of 12/31/12	As of 3/31/13
Mexican Trust Certificates (1)	$9,839.8	$9,655.2
Other Corporate Debt	984.0	926.2
Total Debt	$10,823.8	$10,581.4
Cash	1,089.0	689.7
Net Debt	$9,734.8	$9,891.7

*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” by HR Ratings de México

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of pesos –

	March 31,	December 31,
	2013	2012

Current assets:
Cash and cash equivalents	689.7	1,089.0
Accounts receivable
Accounts receivable - Net	662.1	474.0
Other accounts receivable	310.9	295.7
Prepaid expenses and others current assets	198.8	170.7
Total current assets	1,861.5	2,029.5
Property, machinery and equipment	12,620.5	12,631.9
Cumulative Depreciation	(3,147.7)	(3,033.3)
Property, machinery and equipment - Net	9,472.9	9,598.6
Other assets	364.0	375.3
Deferred taxes	941.9	941.9
Total assets	12,640.3	12,945.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	239.1	332.6
Suppliers	285.2	302.4
Other accounts payable and accrued expenses	1,065.7	949.2
Total current liabilities	1,590.0	1,584.1
Long-term liabilities:
Bank loans	734.5	799.5
Trust certificates debt	9,607.8	9,691.7
Other long-term liabilities	214.8	211.1

Total long-term liabilities	10,557.1	10,702.3
Total liabilities	12,147.1	12,286.5

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,294.9)	(2,126.9)
Revaluation surplus	846.8	846.8
Initial accumulated translation loss	(247.7)	(247.7)
Cumulative translation adjusted	(43.0)	(43.0)
	431.2	599.2
Minority interest	62.0	59.6
Total stockholders´ equity	493.2	658.8

Total liabilities and stockholders´ equity	12,640.3	12,945.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of pesos –

	Three months ended
	March 31,
	2013	2012

Ports and Terminals	97.7	76.8
Maritime	554.5	528.9
Logistics	184.8	203.3
Revenue from freight and services	837.0	809.1

Ports and Terminals	(81.0)	(64.4)
Maritime	(297.2)	(293.0)
Logistics	(200.8)	(208.5)
Cost of freight and services	(578.9)	(565.9)

Ports and Terminals	(3.7)	(2.9)
Maritime	(142.2)	(137.3)
Logistics	(9.0)	(11.2)
Corporate and others	(2.4)	(3.0)
Depreciation and amortization	(157.3)	(154.5)
Corporate expenses	(64.9)	(57.0)
Ports and Terminals	13.1	9.5
Maritime	115.2	98.6
Logistics	(25.0)	(16.4)
Corporate and others	(2.4)	(3.0)
Other (expenses) income - Net	10.5	27.5
Operating income	46.4	59.1
Financial (expenses) income - Net	(230.2)	(239.5)
Exchange gain (loss) - Net	25.2	43.1
Net financial cost	(205.0)	(196.4)
Loss before taxes	(158.5)	(137.3)
Provision for taxes	(7.1)	(1.3)

Net loss for the period	(165.6)	(138.7)
Attributable to:
Minority interest	2.4	0.5
Equity holders of GTMM, S.A.B.	(168.0)	(139.2)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.64)	(1.36)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.64)	(1.36)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of pesos –

	Three months ended March 31,
	2013	2012

Cash flow from operation activities:
Net loss for the period	(165.6)	(138.7)
Charges (credits) to income not affecting resources:
Depreciation & amortization	178.7	175.5
Other non-cash items	190.8	205.8
Total non-cash items	369.5	381.3
Changes in assets & liabilities	(151.9)	(23.3)
Total adjustments	217.6	358.0
Net cash provided by operating activities	51.9	219.3

Cash flow from investing activities:
Proceeds from sales of assets	18.7	1.7
Payments for purchases of assets	(8.4)	(29.1)
Acquisition of shares of subsidiaries	-	(56.8)
Net cash provided by (used in) investment activities	10.4	(84.2)

Cash flow provided by financing activities:
Short-term borrowings (net)	(9.9)	11.0
Repayment of long-term debt	(450.1)	(461.1)
Proceeds from issuance of long-term debt	3.4	5.8
Net cash used in financing activities	(456.6)	(444.3)
Exchange losses on cash	(5.1)	(13.7)
Net decrease in cash	(399.3)	(322.9)
Cash at beginning of period	1,089.0	1,075.7
Cash at end of period	689.7	752.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.